UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2005



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  August 26, 2005

                            [BARAK I.T.C. LTD. LOGO]

                       CONDENSED STATEMENTS OF OPERATIONS

                                              FOR THE THREE     FOR THE THREE
                                              MONTHS ENDED      MONTHS ENDED
                                              JUNE 30, 2005     JUNE 30, 2004

                                               (UNAUDITED)       (UNAUDITED)

                                            REPORTED AMOUNTS  REPORTED AMOUNTS
                                              (IN MILLIONS)     (IN MILLIONS)
                                            ----------------  ----------------

REVENUES                                           159.3             161.0

EXPENSES                                           140.3             145.0

OPERATING PROFIT                                    19.0              16.0

FINANCIAL EXPENSES, NET                             53.8               6.6

NET PROFIT (LOSS) FOR THE PERIOD                   (34.8)              9.4

EBITDA                                              27.8              27.0

                      CONDENSED STATEMENT OF BALANCE SHEET

                                               JUNE 30,2005     DECEMBER 31,2004

                                               (UNAUDITED)         (AUDITED)

                                             REPORTED AMOUNTS   REPORTED AMOUNTS
                                               (IN MILLIONS)      (IN MILLIONS)
                                             ----------------   ----------------

CASH                                                95.4              63.7
OTHER CURRENT ASSETS                               156.0             156.5
OTHER ASSETS, NET                                  206.5             227.3
                                                  ------            ------
TOTAL ASSETS                                       457.9             447.5

CURRENT LIABILITIES                                997.9             923.9
LONG TERM LIABILITIES                               28.5              50.7
SHAREHOLDERS' EQUITY                              (568.5)           (527.1)
                                                  ------            ------
                                                   457.9             447.5

                        CONDENSED STATEMENT OF CASH FLOWS

                                                FOR THE THREE    FOR THE THREE
                                                MONTHS ENDED     MONTHS ENDED
                                                JUNE 30, 2005    JUNE 30, 2004

                                                (UNAUDITED)       (UNAUDITED)

                                              REPORTED AMOUNTS  REPORTED AMOUNTS
                                               (IN MILLIONS)     (IN MILLIONS)
                                              ----------------  ----------------

CASH FLOWS FROM OPERATING ACTIVITIES                35.2              (9.7)
CASH FLOWS USED IN INVESTING ACTIVITIES             (4.4)             (5.3)
CASH FLOWS FROM FINANCING ACTIVITIES               (23.4)            (12.0)
BALANCE OF CASH AT BEGINNING OF PERIOD              88.0              73.2
                                                   -----             -----
BALANCE OF CASH AT END OF PERIOD                    95.4              46.2